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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-32368

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐    Form 40 F ☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD. (Registrant)
Date: April 21, 2006	By	"Dorian L. Nicol" (signed) (Signature)
Dorian L. Nicol, President & CEO

Exhibits

Exhibit 99.1	Notice of Annual and Special Meeting of Shareholders of Queenstake Resources Ltd., the Registrant, to be held May 25, 2006 in Toronto, Ontario, Canada and Management Information Circular as at April 10, 2006
Exhibit 99.2	Proxy Form
Exhibit 99.3	Return Card to request Financial Statements

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SIGNATURES
Exhibits